Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of ERO COPPER CORP. (the “Company” or “Ero”) will be held in a virtual-only format conducted via live audio teleconference on Wednesday, April 27, 2022 at 3:30 p.m. (Vancouver time) for the following purposes:

1.	receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2021, and the auditor’s report thereon;

2.	re-elect nine (9) directors to hold office for the ensuing year;

3.	reappoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year, and authorize the directors to fix the remuneration to be paid to the auditor;

4.	authorize and approve a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation; and

5.	transact such other business as may be properly brought before the Meeting.

The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice.

If you owned common shares of Ero as of the close of business on March 7, 2022 (the record date for the Meeting), you are entitled to receive notice of and vote at the Meeting or at any adjournments or postponement thereof.

This year, in light of the ongoing public health impact of the COVID-19 pandemic and Ero’s commitment to support the health, safety and wellness of our communities, shareholders, directors, employees and other stakeholders, Ero will once again hold the Meeting in a virtual-only format, which will be conducted via live audio teleconference. Ero intends to hold the virtual Meeting in a manner that affords its shareholders opportunities to participate, substantially similar to those shareholders who would have at an in-person meeting. Shareholders will not be able to attend the Meeting in person. At the virtual Meeting, registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party as proxyholder, regardless of geographic location and equity ownership, will have an equal opportunity to participate, vote during the Meeting and ask questions in respect of each of the matters to be voted upon as such matters are brought forward to the Meeting, all in real time, through the teleconference system, provided they have properly pre-registered before the Meeting in accordance with directions set out in the accompanying Circular under the heading “Solicitation of Proxies and Voting Instructions”. Any questions unrelated to a matter at hand will be deferred until the matter is brought forward for approval or until the end of the Meeting, as applicable.

Registered shareholders of Ero are entitled to vote at the Meeting either via live teleconference, provided they have properly pre-registered before the Meeting, or by proxy. Registered Shareholders who are unable to attend the Meeting via teleconference are encouraged to read, complete, sign, date and return the enclosed proxy form in accordance with the instructions set out in the proxy form and in the Circular. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or vote using the telephone or internet based on instructions provided in the enclosed proxy form no later than 3:30 p.m. (Vancouver time) on April 25, 2022, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays), before the Meeting is reconvened. Please advise the Company of any change in your mailing address. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice. Ero intends to resume holding in-person or hybrid shareholder meetings upon return to normal conditions.

If you are a non-registered shareholder of Ero, please refer to the section in the Circular entitled “Solicitation of Proxies and Voting Instructions” for information on how to vote your common shares.

For all other shareholders and stakeholders, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, wishing to attend the Meeting by live audio teleconference, but without the ability to vote or ask questions during the Meeting, you are not required to pre-register with Chorus Call. Simply attend as a guest by dialing the following toll free or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Annual General Meeting of the Ero Copper Corp. Shareholders:

Toll-free (Canada/U.S.):	1-800-319-4610
Toll (International):	+1-604-638-5340

Guests may listen to the Meeting but will not be entitled to vote or ask questions.

Even if you currently plan to participate in the virtual Meeting, Ero strongly encourages you to consider voting by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or if you are unable to access the Meeting for any reason. If you access and vote on any matter at the Meeting during the live teleconference, you will revoke any previously submitted proxy.

Shareholders who have questions or need assistance should contact:

Deepk Hundal, Senior Vice President, General Counsel and Corporate Secretary of the Company	Mail: 625 Howe Street, Suite 1050, Vancouver BC, V6C 2T6 Phone: (604) 449-9236 Email: info@erocopper.com

Computershare, (the Company’s transfer agent)

Mail: 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1

Phone: 1-800-564-6253 (toll-free in Canada and the United States) or 514-982-7555 (from outside Canada and the United States)

Fax: 1-888-453 0330 (toll-free in Canada and the United States) or 514-982 7635 (from outside Canada and the United States)

E-mail: Service@Computershare.com

Chorus Call (teleconference voting service provider)	Phone: 1-800-319-3929. Please ask for G. Van Dusen. If not available, please leave your name and phone number for a call back. Email: canada@choruscall.com Attention: G. Van Dusen

DATED at Vancouver, British Columbia, this 8th day of March, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Christopher Noel Dunn”

Executive Chairman